ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77Q1E

Copies of any new or amended Registrant investment advisory contracts

John Hancock Investment Trust II

For John Hancock Financial Industries Fund

On May 13, 2014, the Board approved an amendment to the Registrant’s sub-investment management contract regarding a reduction of the Fund’s management fee and subadvisory fees.  The amendments are attached as exhibits herewith.

On July 1, 2014, a supplement was filed with the SEC for the Fund’s statutory prospectuses (accession number 0001133228-14-002410) (Rule 497 filing) regarding reduction in the Fund’s management fees, as follows:

John Hancock Investment Trust II

Supplement dated July 1, 2014 to the current Prospectus dated March 1, 2014

John Hancock Financial Industries Fund (the “fund”)

The following information supplements and supersedes any information to the contrary relating to the fund contained in the Prospectus dated as noted above.

In the “Fund details” section, under the heading “Who’s who — Investment advisor — Management fee,” the disclosure regarding the fund’s management fee schedule is modified as follows:

Effective July 1, 2014, the fund pays the advisor a management fee for its services to the fund. The fee is stated as an annual percentage of the aggregate net assets of the fund (together with the assets of any other applicable fund identified in the advisory agreement) determined in accordance with the following schedule, and that rate is applied to the average daily net assets of the fund:

Average Daily Net Assets ($)	Annual Rate (%)
First 250 million Next 250 million Next 500 million Excess over 1 billion	0.800 0.775 0.750 0.725

You should read this Supplement in conjunction with the Prospectus and retain it for your future reference.